UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Update on Resolution for Cancellation of Treasury Shares

On June 10, 2026, Woori Financial Group Inc. (“Woori Financial Group”) updated its previous disclosure made on its Form 6-K furnished on February 6, 2026 (the “Original Report”) regarding the resolution made by the board of directors of Woori Financial Group to cancel certain of its treasury shares. Except as disclosed below, the key details remain the same as were previously disclosed in the Original Report.

1. Class and number of shares to be retired	Common stock	5,986,638
	Different classes of stocks	—
4. Estimated amount of shares to be cancelled (KRW)		199,999,876,475
7. Scheduled date of cancellation		6/18/2026

Other Considerations :

•	The item “4. Estimated amount of shares to be cancelled (KRW)” above is calculated based on the actual acquisition price.

•	The item “7. Scheduled date of cancellation” above is subject to change following discussions with related agencies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: June 10, 2026	By:	/s/ Seong Min Kwak
(Signature)
	Name:	Seong Min Kwak
	Title:	Deputy President